EXHIBIT A

SCHEDULE OF TRANSACTIONS

Date of Transaction	Number of Shares Acquired	Approximate Price Per Share
August 11, 2016	17,400	$7.25
August 12, 2016	9,900	$7.41
August 16, 2016	101,000	$7.15
September 2, 2016	2,819	$7.34
September 6, 2016	10,000	$7.22
September 7, 2016	2,584	$7.33
September 8, 2016	6,528	$7.35
September 9, 2016	2,672	$7.37
September 12, 2016	4,188	$7.29
September 13, 2016	19,702	$7.32
September 14, 2016	17,697	$7.34